CUSIP 88575R308             SCHEDULE 13G             Page 1 of 10

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13G
                             (Rule13d-102)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(b)

                           (Amendment No. 1)


                        3TEC ENERGY CORPORATION
                        -----------------------
                           (Name of Issuer)

                     Common Stock, $0.02 par value
                     -----------------------------
                    (Title of Class of Securities)

                               88575R308
                               ---------
                            (CUSIP Number)

                           December 31, 2002
                           -----------------
        (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [X]    Rule 13d-1(b)

           [ ]    Rule 13d-1(c)

           [ ]    Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 88575R308             SCHEDULE 13G             Page 2 of 10


 1    Name of Reporting Person                WENTWORTH, HAUSER & VIOLICH

      IRS Identification No. of Above Person

 2     Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                  (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization      California, United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    1,439,151
 OWNED BY EACH
   REPORTING	    7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,439,151

  9    Aggregate Amount Beneficially Owned by Each Reporting
       Person 							1,439,151

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               8.7%

 12    Type of Reporting Person                                        IA

CUSIP 88575R308             SCHEDULE 13G             Page 3 of 10


 1    Name of Reporting Person         LAIRD NORTON FINANCIAL GROUP, INC.

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization      Washington, United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY	    6    Shared Voting Power                    1,439,151
 OWNED BY EACH
   REPORTING	    7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,439,151

  9    Aggregate Amount Beneficially Owned by Each Reporting Person 1,439,
       151

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               8.7%

 12    Type of Reporting Person                                        HC

CUSIP 88575R308             SCHEDULE 13G             Page 4 of 10


Item 1(a).     Name of Issuer.

          3TEC Energy Corporation (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices.

          700 Milam, Suite 1100
          Houston, Texas  77002

Item 2(a).     Names of Persons Filing.

          Wentworth, Hauser & Violich ("Wentworth")

          Laird Norton Financial Group, Inc. ("LNFG")

Item 2(b).     Address of Principal Business Office or, if none, Residence.

          The Address of Wentworth is:
           353 Sacramento Street, Suite 600
           San Francisco, CA  94111

          The Address of LNFG is:
           Laird Norton Financial Group, Inc.
           801 Second Ave., Suite 1600
           Seattle, WA  98104

Item 2(c).     Citizenship.

          United States.

Item 2(d).     Title of Class of Securities.

          Common Stock, $0.02 par value

Item 2(e).     CUSIP Number.

          88575R308

CUSIP 88575R308             SCHEDULE 13G             Page 5 of 10

Item 3.   Type of Reporting Person.

          If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

          (a)[ ] Broker or dealer registered under section 15 of the Exchange Act.

          (b)[ ] Bank as defined in section 3(a)(6) of the Exchange Act.

          (c)[ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

          (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940.

          (e)[X] An investment adviser in accordance with Rule 13d-1(b)
                 (1)(ii)(E);

          (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g)[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

          (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Reference is hereby made to Items 5-9 and 11 of page two (2) and page three (3) of this Schedule 13G, which Items are incorporated by reference herein.

          Because Wentworth is a wholly owned subsidiary of LNFG, it is possible that LNFG may be deemed a beneficial owner of the Company's shares held by Wentworth by virtue of the definition of "beneficial owner" in Rule 13d-3 under the Securities Exchange Act of 1934. The filing of this Schedule shall not be construed as an admission by LNFG that it is a beneficial owner of any securities of the Company held by Wentworth.

CUSIP 88575R308             SCHEDULE 13G             Page 6 of 10

          In addition, it is possible that the individual general partners, directors, executive officers, members, and/or managers of Wentworth or LNFG might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another
          Person.

          Wentworth is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this
Schedule 13G pursuant to separate arrangements whereby Wentworth acts as investment adviser to certain persons. Each person for whom the reporting person acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company.

          LNFG is the parent holding company of Wentworth. Wentworth is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

CUSIP 88575R308             SCHEDULE 13G             Page 7 of 10

Item 10.  Certification.

          By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 WENTWORTH, HAUSER & VIOLICH



                                 By:/s/Bradford Hall
                                    ----------------------------
                                    Bradford Hall, Chief
                                    Compliance Officer




DATED:  February 11, 2003

CUSIP 88575R308             SCHEDULE 13G             Page 8 of 10

				Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 LAIRD NORTON FINANCIAL GROUP,
                                 INC.



                                 By: /s/Earl Bell
                                    ----------------------------
                                    Earl Bell, Senior Vice
                                    President and Chief
                                    Financial Officer





DATED:  February 10, 2003

CUSIP 88575R308             SCHEDULE 13G             Page 9 of 10

 				EXHIBIT INDEX


  Exhibit A	Joint Filing Undertaking

CUSIP 88575R308             SCHEDULE 13G             Page 10 of 10

				EXHIBIT A
  			JOINT FILING UNDERTAKING

  The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

 Dated:  February 11, 2003


 					WENTWORTH, HAUSER & VIOLICH
 					By:/s/Bradford Hall
 					   -----------------
 					    Bradford Hall,
 					    Chief Compliance Officer


 Dated:  February 10, 2003

 					LAIRD NORTON FINANCIAL GROUP, INC.
 					By:/s/Earl Bell
 					   ---------------------
 					   Earl Bell,
 					   Senior Vice President and
 					   Chief Financial Officer